UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.
(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Exhibits

Exhibit No.	Description

99.1	Press Release of Hut 8 Mining Corp., dated August 14, 2023
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2023 and 2022
99.3	Management’s Discussion and Analysis for the three and six months ended June 30, 2023
99.4	Form 52-109F2 – Certification of Interim Filings (CEO)
99.5	Form 52-109F2 – Certification of Interim Filings (CFO)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

	By:	/s/ Jaime Leverton
		Name:	Jaime Leverton
		Title:	Chief Executive Officer

Date: August 14, 2023

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